Exhibit 99.1
Scorpio Tankers Inc. Announces Financial Results for the First Quarter of 2026, the Declaration of a Dividend and an Increase to its Securities Repurchase Program
MONACO--(GLOBE NEWSWIRE - May 5, 2026) - Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers" or the "Company") today reported its results for the three months ended March 31, 2026. The Company also announced that its board of directors (the "Board of Directors") has declared a quarterly cash dividend on its common shares of $0.45 per share and authorized the replenishment of the 2023 Securities Repurchase Program to $500.0 million.
Results for the three months ended March 31, 2026 and 2025
For the three months ended March 31, 2026, the Company had net income of $216.3 million, or $4.58 basic and $4.32 diluted earnings per share.
For the three months ended March 31, 2026, the Company had adjusted net income (see Non-IFRS Measures section below) of $150.9 million, or $3.20 basic and $3.02 diluted earnings per share, which excludes from net income (i) a $65.9 million, or $1.40 per basic and $1.32 per diluted share, gain on sales of vessels and (ii) a $0.5 million, or $0.01 per basic and diluted share, write-off of deferred financing fees.
For the three months ended March 31, 2025, the Company had net income of $58.2 million, or $1.26 basic and $1.22 diluted earnings per share.
For the three months ended March 31, 2025, the Company had adjusted net income (see Non-IFRS Measures section below) of $49.0 million, or $1.06 basic and $1.03 diluted earnings per share, which excludes from net income (i) a $9.4 million, or $0.20 per basic and per diluted share, fair value gain on financial assets measured at fair value, and (ii) a $0.3 million, or $0.01 per basic and diluted share, loss on the extinguishment of debt and write-offs of deferred financing fees.
Declaration of Dividend
On May 4, 2026, the Board of Directors declared a quarterly cash dividend of $0.45 per common share, with a payment date of June 15, 2026 to all shareholders of record as of May 29, 2026 (the record date). As of May 4, 2026, there were 50,417,981 common shares of the Company issued and outstanding.
Summary of First Quarter 2026 and Other Recent Significant Events
•Below is a summary of the average daily Time Charter Equivalent ("TCE") revenue (see Non-IFRS Measures section below) and duration of contracted voyages and time charters for the Company's vessels (both in the pools and outside of the pools) thus far in the second quarter of 2026 as of the date hereof (See footnotes to "Other operating data" table below for the definition of daily TCE revenue):

	Pool and Spot Market			Time Charters Out of the Pool		Bareboat Charter Out of the Pool
	Average Daily TCE Revenue	Expected Revenue Days (1)	% of Days	Average Daily TCE Revenue	Expected Revenue Days (1)	Average Daily Revenue	Expected Revenue Days (1)	% of Days
LR2	$96,000	1,708	41%	$30,300	1,088	$—	—	100%
MR	$66,000	2,974	53%	$26,500	324	$12,986	90	100%
Handymax	$61,000	1,170	47%	$23,000	90	$—	—	100%
(1)     Expected Revenue Days are the total number of calendar days in the quarter for each vessel, less the total number of estimated off-hire days during the period associated with repairs or drydockings. Consequently, Expected Revenue Days represent the total number of days the vessel is expected to be available to earn revenue. Idle days, which are days when a vessel is available to earn revenue, yet is not employed, are included in Expected Revenue days. The Company uses Expected Revenue days to show changes in net vessel revenues between periods.

•Below is a summary of the average daily TCE revenue earned by the Company's vessels during the first quarter of 2026:

	Average Daily TCE Revenue
Vessel class	Pool / Spot	Time Charters	Daily Bareboat Charter Rate
LR2	$50,830	$30,775	$—
MR	$33,633	$26,742	$12,986
Handymax	$35,740	$22,901	$—

•In April 2026, the Company received a commitment from Bank of America for a credit facility of up to $50.0 million. The credit facility will be used to refinance two 2015 built LR2 product tankers, STI Rose and STI Alexis. The credit facility will have a final maturity of seven years from the drawdown date of each vessel and bears interest at SOFR plus a margin of 1.20% per annum. The remaining terms and conditions of this credit facility, including financial covenants, are similar to those set forth in the Company’s existing credit facilities. The credit facility is subject to customary conditions precedent and is expected to close within the second quarter of 2026.
•In April 2026, the Company issued $375.0 million aggregate principal amount of convertible senior notes due 2031 bearing interest at a coupon rate of 1.75% and maturing on April 15, 2031, unless earlier converted, repurchased, or redeemed (the "Convertible Notes", as described further below). This amount includes the full exercise of the initial purchasers' option to purchase an additional $50.0 million in aggregate principle amount of the Convertible Notes in connection with the Offering. The Company concurrently repurchased 1,344,809 shares of the Company's common stock at $74.36 per share as part of the transaction.
•In April 2026, the Company entered into agreements to sell three 2014 built LR2 product tankers, STI Park, STI Sloane, and STI Madison, for $195 million in aggregate. The sales of these vessels are expected to close within the second quarter of 2026.
There is no debt outstanding with respect to STI Park and STI Sloane and there is $10.7 million of debt outstanding on the 2023 $225.0 Million Revolving Credit Facility with respect to STI Madison.
•In March 2026, the Company entered into agreements to sell eight vessels including a 2015 built LR2 product tanker, STI Solidarity, for $60.0 million, four 2015 built MR product tankers, STI Seneca, STI Osceola, STI Brooklyn, and STI Black Hawk, for $140.0 million in aggregate, and three 2014 built MR product tankers, STI Aqua, STI Regina, and STI Opera, for $105.0 million in aggregate.
The sales of STI Solidarity and STI Seneca closed in April 2026, and the remaining sales are expected to close during the second quarter of 2026.
•During the first quarter of 2026, the Company closed the sales of four vessels consisting of one 2019 built scrubber-fitted LR2 product tanker, STI Lavender, for $61.2 million, two 2016 built scrubber-fitted LR2 product tankers, STI Goal and STI Gallantry, for $52.3 million per vessel, and one 2015 built scrubber-fitted LR2 product tanker, STI Kingsway, for $57.5 million.
•In February 2026, the Company declared options to purchase two scrubber-fitted LR2 newbuilding product tankers that are to be constructed at Dalian Shipbuilding Industry Co., Ltd. in China for $68.5 million per vessel. Deliveries are expected in the third and fourth quarters of 2029.
•In March 2026, the Company commenced time charter-out agreements on two LR2 product tankers, STI Lombard for five years at a rate of $33,000 per day and STI Rambla for eight years at a rate of $30,500 per day.
Securities Repurchase Program
In April 2026, the Company repurchased 1,344,809 shares of its common stock, concurrently with the closing of the Convertible Notes in privately negotiated transactions at $74.36 per share.
As of May 1, 2026, there was $73.4 million available under the Company's 2023 Securities Repurchase Program.
On May 4, 2026, the Board of Directors replenished and increased the 2023 Securities Repurchase Program to purchase up to an aggregate of $500.0 million of the Company’s securities, which currently include its common stock, Unsecured Senior Notes Due 2030, and Convertible Notes due 2031. This resets the program that was previously replenished on July 29, 2024.
As of May 5, 2026, there is $500.0 million available under the Company's 2023 Securities Repurchase Program.

Diluted Weighted Number of Shares
The computation of earnings per share is determined by taking into consideration the potentially dilutive shares arising from the Company’s equity incentive plan. Potentially dilutive shares are excluded from the computation of earnings per share to the extent they are anti-dilutive.
For the three months ended March 31, 2026, the Company’s basic weighted average number of shares outstanding was 47,192,867. For the three months ended March 31, 2026, the Company’s diluted weighted average number of shares outstanding was 50,025,865, which included the potentially dilutive impact of restricted shares issued under the Company’s equity incentive plan.
Given the issuance of the Convertible Notes in April 2026 (as described below), diluted earnings per share will be calculated under the if-converted method in subsequent quarters.
Conference Call
Title: Scorpio Tankers Inc. First Quarter 2026 Conference Call
Date: Tuesday, May 5, 2026
Time: 9:00 AM Eastern Daylight Time and 3:00 PM Central European Summer Time
The conference call will be available over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com and the webcast link:
https://edge.media-server.com/mmc/p/9qdqegab
Participants for the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
The conference will also be available telephonically:
US/CANADA Dial-In Number: 1-833-636-1321
International Dial-In Number: +1-412-902-4260
Please ask to join the Scorpio Tankers Inc. call.
Participants should dial into the call 10 minutes before the scheduled time.

Current Liquidity
As of May 1, 2026, the Company had $1.4 billion in unrestricted cash and cash equivalents and $711.8 million of undrawn revolver capacity, which includes $213.1 million of availability under the revolving portion of the 2023 $1.0 Billion Credit Facility, $15.5 million of availability under the 2023 $225.0 Million Revolving Credit Facility and $483.2 million of availability under the 2025 $500.0 Million Revolving Credit Facility.
Debt
Set forth below is a summary of the principal balances of the Company’s outstanding indebtedness as of the dates presented:

	In thousands of U.S. Dollars	Outstanding Principal as of December 31, 2025	Outstanding Principal as of March 31, 2026	Outstanding Principal as of May 1, 2026	Pro-forma Outstanding Principal as of May 1, 2026 (6)
1	2023 $225.0 Million Revolving Credit Facility (1)	73,370	73,370	52,090	41,340
2	2023 $49.1 Million Credit Facility	27,164	27,164	27,164	27,164
3	2023 $117.4 Million Credit Facility	40,860	40,860	40,860	40,860
4	2023 $1.0 Billion Credit Facility (2)	213,593	193,418	193,418	193,418
5	2023 $94.0 Million Credit Facility	54,244	54,244	54,244	54,244
6	2026 $50.0 Million Credit Facility (3)	—	—	—	—
7	Ocean Yield Lease Financing (4)	19,202	—	—	—
8	Unsecured Senior Notes Due 2030	200,000	200,000	200,000	200,000
9	Convertible Notes Due 2031 (5)	—	—	375,000	375,000
10	2025 $500.0 Million Revolving Credit Facility	—	—	—	—
	Gross debt outstanding	628,433	589,056	942,776	932,026
	Cash and cash equivalents	751,955	984,321	1,421,737	1,807,872
	Net cash	$123,522	$395,265	$478,961	$875,846
(1)    In April 2026, the Company repaid the outstanding balance of $21.3 million on the 2023 $225.0 Million Revolving Credit Facility related to STI Aqua, STI Regina, and STI Opera in advance of the sales of these vessels.
(2)    In March 2026, the Company repaid the outstanding balance of $20.2 million on the 2023 $1.0 Billion Credit Facility related to STI Solidarity and STI Osceola in advance of the sales of these vessels.
(3)     In April 2026, the Company received a commitment from Bank of America for a credit facility of up to $50.0 million. The credit facility will be used to refinance the existing debt on two 2015 built LR2 product tankers, STI Rose and STI Alexis. The credit facility will have a final maturity of seven years from the drawdown date of each vessel and bears interest at SOFR plus a margin of 1.20% per annum. There is currently $11.7 million of debt outstanding on the 2023 $49.1 Million Credit Facility related to STI Rose and $10.7 million of debt outstanding on the 2023 $117.4 Million Credit Facility related to STI Alexis.
(4)    The LR2 product tanker that was financed under this arrangement, STI Symphony, was purchased in February 2026 and the outstanding lease obligation on the date of purchase was repaid.
(5)    In April 2026, the Company issued $375.0 million aggregate principal amount of convertible senior notes due 2031 bearing interest at a rate of 1.75% and maturing on April 15, 2031, unless earlier converted, repurchased, or redeemed.
Prior to January 15, 2031, the Convertible Notes will be convertible at the option of the holders only under certain circumstances and during certain periods. On or after January 15, 2031, holders may convert their Convertible Notes at any time at their election until the close of business on the second scheduled trading day immediately preceding the maturity date. Upon conversion, the Convertible Notes may be settled at the Company’s election, in cash, shares of the Company’s common stock, or a combination of cash and shares of common stock. The initial conversion rate for each $1,000 principal amount of Convertible Notes is 9.9615 shares of common stock, equivalent to a conversion price of approximately $100.39 per share. The conversion rate and conversion price will be subject to adjustment upon the occurrence of certain events.

The Convertible Notes will be redeemable, in whole or in part (subject to certain limitations), for cash at the Company’s option at any time, and from time to time, on or after April 20, 2029 and on or before the 41st scheduled trading day immediately before the maturity date, if the last reported sale price per share of the Company’s common stock exceeds 130% of the conversion price for a specified period of time and certain other conditions are satisfied. In addition, the Company will have the right to redeem all, but not less than all, of the Convertible Notes if certain changes in tax law occur and certain other conditions are satisfied. Except as described in the two immediately preceding sentences, the Convertible Notes will not be redeemable at the Company’s option prior to the maturity date. The redemption price will be equal to the principal amount of the Convertible Notes to be redeemed, plus accrued and unpaid interest, if any, up to, but excluding, the redemption date.
(6)    Pro Forma adjustments include (i) the expected prepayment of $10.7 million related to the 2014 built scrubber-fitted LR2 product tanker, STI Madison, on the 2023 $225.0 Million Revolving Credit Facility; and (ii) the expected net proceeds of $396.9 million related to the sales of STI Osceola, STI Black Hawk, STI Brooklyn, STI Opera, STI Aqua, STI Regina, STI Park, STI Sloane, and STI Madison net of the $10.7 million debt repayment.
Set forth below are the estimated expected future principal repayments on the Company's outstanding indebtedness, which includes principal amounts due under the Company's secured credit facilities, Unsecured Senior Notes Due 2030 and Convertible Notes (which also include actual scheduled payments made from April 1, 2026 through May 1, 2026):

In millions of U.S. dollars	Repayments/maturities of unsecured debt	Vessel financings - scheduled repayments, in addition to maturities in 2029 and thereafter	Total as of March 31, 2026	Issuance of Convertible Notes in April 2026	Pro Forma, Total including Convertible Notes
April 1, 2026 to May 1, 2026 (1)	$—	$21.3	$21.3	$—	$21.3
Remaining Q2 2026 (2)	—	10.7	10.7	—	10.7
Q3 2026	—	—	—	—	—
Q4 2026	—	—	—	—	—
Q1 2027	—	—	—	—	—
Q2 2027	—	—	—	—	—
Q3 2027	—	—	—	—	—
Q4 2027	—	—	—	—	—
2028	—	357.1	357.1	—	357.1
2029 and thereafter	200.0	—	200.0	375.0	575.0
	$200.0	$389.1	$589.1	$375.0	$964.1
(1)    Reflects the prepayment of aggregate debt on STI Aqua, STI Regina and STI Opera, which were contracted to be sold, under the 2023 $225.0 Million Revolving Credit Facility.
(2)    Reflects the prepayment of debt on STI Madison, which was contracted to be sold, under the 2023 $225.0 Million Revolving Credit Facility.

Newbuilding Vessels
As of May 1, 2026, the Company had commitments to construct (i) four scrubber-fitted LR2 newbuilding product tankers, two with deliveries expected in the third quarter of 2027, one with delivery expected in third quarter of 2029, and one with delivery expected in the fourth quarter of 2029, (ii) four scrubber-fitted MR newbuilding product tankers with deliveries expected in each of the third and fourth quarters of 2026 and the first and second quarters of 2027, and (iii) two scrubber-fitted newbuilding VLCCs with deliveries expected in the third and fourth quarters of 2028.
As of May 1, 2026, the Company paid $68.3 million in installment payments. The table below summarizes the estimated remaining installment payments for the vessels under construction as of May 1, 2026 (1):

		Number of vessels expected to be delivered
In millions of U.S. dollars	Amount	VLCCs	LR2s	MRs
Q2 2026	$12.6	—	—	—
Q3 2026	59.2	—	—	1
Q4 2026	59.2	—	—	1
2027	212.6	—	2	2
2028	208.8	2	—	—
2029	89.1	—	2	—
	$641.5	2	4	4
(1) The installment payments are estimates only and are subject to change as construction progresses.

Drydock and Off-Hire Update
Set forth below is a table summarizing the drydock activity that occurred during the first quarter of 2026 and the estimated expected payments to be made for the Company's drydocks through the end of 2027. This table also includes an estimate of off-hire days for these periods which includes (i) estimated off-hire days for drydocks, and (ii) estimated off-hire time for general repairs.

			Number of vessels for drydock (3)
	Estimated aggregate drydock costs in millions of USD (1)	Estimated aggregate off-hire days (both drydock and general repairs) (2)	LR2s	MRs	Handymax
Q1 2026 - actual	$8.1	39	1	0	0
Q2 2026 - estimated	5.8	99	1	0	0
Q3 2026 - estimated	10.0	159	4	0	0
Q4 2026 - estimated	5.3	120	2	0	0
FY 2027 - estimated	20.7	511	4	5	0
(1)    These costs include estimated cash payments for drydocks. These amounts may include costs incurred for previous projects for which payments may not be due until subsequent quarters, or payments that are due in advance of the scheduled service and may be scheduled to occur in quarters prior to the actual drydocks. The timing of the payments set forth are estimates only and may vary as the timing of the related drydocks finalize.
(2)    Represents the total estimated off-hire days during the period for both drydockings or general repairs, including vessels that commenced work in a previous period. The number of off-hire days set forth in this table are estimates only and actual off-hire days may vary.
(3)    Represents the number of vessels scheduled to commence drydock. It does not include vessels that commenced work in prior periods but will be completed in a subsequent period. Additionally, the timing set forth in these tables may vary as drydock times are finalized.
Explanation of Variances on the First Quarter of 2026 Financial Results Compared to the First Quarter of 2025
For the three months ended March 31, 2026, the Company recorded net income of $216.3 million compared to net income of $58.2 million for the three months ended March 31, 2025. The following were the significant changes between the two periods:
•TCE revenue, a Non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot voyages, time charters, and pool charters), and it provides useful information to investors and management. The following table sets forth TCE revenue for the three months ended March 31, 2026, and 2025:

	For the three months ended March 31,
In thousands of U.S. dollars	2026	2025
Vessel revenue	$312,860	$213,984
Voyage expenses	(9,839)	(9,784)
TCE revenue	$303,021	$204,200

•TCE revenue for the three months ended March 31, 2026 increased by $98.8 million to $303.0 million, from $204.2 million for the three months ended March 31, 2025 despite the average number of vessels decreasing to 91.0 during the three months ended March 31, 2026 from 99.0 during the three months ended March 31, 2025. Overall, the average daily TCE revenue increased to $37,697 per vessel during the three months ended March 31, 2026, from $23,971 per vessel during the three months ended March 31, 2025.

TCE revenue for the three months ended March 31, 2026 increased as compared to the same period in the previous year reflecting a significantly stronger product tanker market in the three months ended March 31, 2026 compared to the three months ended March 31, 2025. The strong start to the quarter was driven by robust refined product demand, tightening the supply-demand balance across the fleet. Rates strengthened further as disruptions stemming from the conflict in the Middle East reduced exports, requiring barrels to be sourced from more distant markets. Despite lower volumes, longer voyage distances and resulting fleet dislocation drove a meaningful increase in average daily TCE rates compared to the three months ended March 31, 2025.
•Vessel operating costs for the three months ended March 31, 2026 decreased by $1.8 million to $68.8 million, from $70.6 million for the three months ended March 31, 2025 due to a decrease in the average number of vessels, resulting from the sale of five MRs and five LR2s since March 31, 2025. Vessel operating costs increased to $8,355 per vessel per day for the three months ended March 31, 2026 from $7,924 per vessel per day for the three months ended March 31, 2025 primarily due to higher spares and stores expenses on MR vessels which was mainly attributable to timing.
•Depreciation expense for the three months ended March 31, 2026 decreased by $3.2 million to $41.5 million, from $44.7 million for the three months ended March 31, 2025. This decrease resulted from 18 vessels either being sold or classified as held for sale since March 31, 2025.
•General and administrative expenses for the three months ended March 31, 2026 increased by $10.6 million to $39.1 million, from $28.5 million for the three months ended March 31, 2025 primarily due to an increase in compensation related costs, as well as audit and legal expenses.
•Financial expenses for the three months ended March 31, 2026 decreased by $7.4 million to $12.2 million, from $19.6 million for the three months ended March 31, 2025, as a result of the decrease in our average debt from $979.3 million during the three months ended March 31, 2025 to $615.8 million during the three months ended March 31, 2026 as we continued to deleverage and repay debt associated with vessel sales. In addition, $0.7 million of interest was capitalized related to the installments paid on our newbuildings during the three months ended March 31, 2026.
During the three months ended March 31, 2026, we recorded $0.5 million of write-offs of deferred financing fees (compared to $0.3 million during the prior year period) resulting primarily from repayment of debt associated with the sale of vessels. Amortization of deferred financing fees was $1.2 million during the three months ended March 31, 2026 and $1.8 million during the three months ended March 31, 2025.
•Dividend income and fair value gain (loss) on financial assets measured at fair value through profit or loss, net for the three months ended March 31, 2025 was a gain of $11.4 million, consisting of a fair value gain of $9.5 million and $1.9 million of dividends related to our investment in DHT Holdings Inc., which was sold in the fourth quarter of 2025.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Income
(unaudited)

	For the three months ended March 31,
In thousands of U.S. dollars except per share and share data	2026	2025
Revenue
Vessel revenue	$312,860	$213,984

Operating expenses
Vessel operating costs	(68,799)	(70,604)
Voyage expenses	(9,839)	(9,784)
Depreciation	(41,489)	(44,671)
General and administrative expenses	(39,148)	(28,512)
Gain on sales of vessels	65,930	—
Total operating expenses	(93,345)	(153,571)
Operating income	219,515	60,413
Other (expenses) and income, net
Financial expenses	(12,228)	(19,619)
Financial income	8,093	4,523
Share of income from dual fuel tanker joint venture	756	1,051
Dividend income and fair value gain on financial assets measured at fair value through profit or loss, net	—	11,353
Other income and (expenses), net	128	492
Total other expense, net	(3,251)	(2,200)
Net income	$216,264	$58,213

Earnings per share

Basic	$4.58	$1.26
Diluted	$4.32	$1.22
Basic weighted average shares outstanding	47,192,867	46,172,628
Diluted weighted average shares outstanding (1)	50,025,865	47,729,905

(1) The computation of diluted earnings per share for the three months ended March 31, 2026 and 2025, includes the effect of potentially dilutive unvested shares of restricted stock. Given the issuance of the Convertible Notes in April 2026, diluted earnings per share will be calculated under the if-converted method in subsequent quarters.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(unaudited)

	As of
In thousands of U.S. dollars	March 31, 2026	December 31, 2025
Assets
Current assets
Cash and cash equivalents	$984,321	$751,955
Accounts receivable	225,245	180,801
Prepaid expenses and other current assets	9,188	10,072
Inventories	10,897	11,919
Assets held for sale	215,040	153,622
Total current assets	1,444,691	1,108,369
Non-current assets
Vessels and drydock	2,490,213	2,741,440
Vessels under construction	69,069	—
Other assets	63,983	59,834
Goodwill	8,197	8,197
Total non-current assets	2,631,462	2,809,471
Total assets	$4,076,153	$3,917,840
Current liabilities
Current portion of long-term debt	$21,280	$—
Lease liability - sale and leaseback vessels	—	19,121
Accounts payable	37,454	34,029
Accrued expenses and other liabilities	44,603	65,609
Total current liabilities	103,337	118,759
Non-current liabilities
Long-term debt	559,943	600,083
Other long-term liabilities	2,736	—
Total non-current liabilities	562,679	600,083
Total liabilities	666,016	718,842
Shareholders' equity
Issued, authorized and fully paid-in share capital:
Share capital	778	778
Additional paid-in capital	3,249,354	3,231,184
Treasury shares	(1,467,127)	(1,467,127)
Retained earnings	1,627,132	1,434,163
Total shareholders' equity	3,410,137	3,198,998
Total liabilities and shareholders' equity	$4,076,153	$3,917,840

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(unaudited)

	For the three months ended March 31,
In thousands of U.S. dollars	2026	2025
Operating activities
Net income	$216,264	$58,213
Depreciation	41,489	44,671
Equity settled share based compensation expense	18,170	17,075
Amortization of deferred financing fees	1,198	1,763
Non-cash debt extinguishment costs	524	264
Net gain on sales of vessels	(65,930)	—
Accretion of fair value measurement on debt assumed in business combinations	5	17
Fair value gain on financial assets measured at fair value through profit or loss	—	(9,447)
Share of income from dual fuel tanker joint venture	(756)	(1,051)
Dividend from financial assets measured at fair value through profit or loss	—	(1,906)
	210,964	109,599
Changes in assets and liabilities:
Decrease / (increase) in inventories	1,022	(2,852)
Increase in accounts receivable	(40,795)	(18,479)
Decrease / (increase) in prepaid expenses and other current assets	884	(413)
Decrease in other assets	2,550	—
Increase in accounts payable and other liabilities	8,250	3,531
Decrease in accrued expenses	(19,717)	(27,480)
	(47,806)	(45,693)
Net cash inflow from operating activities	163,158	63,906
Investing activities
Net proceeds from sales of vessels	218,667	—
Acquisition of vessels and payments for vessels under construction	(68,735)	—
Investment in Ampera Inc.	(10,000)	—
Distributions from dual fuel tanker joint venture	—	1,225
Purchases of financial assets measured at fair value through profit or loss	—	(42,402)
Proceeds from sale of financial assets measured at fair value through profit or loss	—	8,293
Dividend from financial assets measured at fair value through profit or loss	—	1,906
Drydock, ballast water treatment system and other vessel related payments	(8,128)	(24,663)
Net cash inflow from investing activities	131,804	(55,641)
Financing activities
Debt repayments	(39,301)	(89,057)
Issuance of debt	—	200,000
Debt issuance costs	—	(11,581)
Dividends paid	(23,295)	(19,967)
Repurchase of common stock	—	(309)
Net cash outflow from financing activities	(62,596)	79,086
Increase in cash and cash equivalents	232,366	87,351
Cash and cash equivalents at January 1,	751,955	332,580
Cash and cash equivalents at March 31,	$984,321	$419,931

Scorpio Tankers Inc. and Subsidiaries
Other financial and operating data for the three months ended March 31, 2026 and 2025
(unaudited)

	For the three months ended March 31,
	2026	2025
Adjusted EBITDA(1) (in thousands of U.S. dollars except Fleet Data)	$214,128	$123,702

Average Daily Results
Fleet
TCE per revenue day (2)	$37,697	$23,971
Bareboat charter hire rate per revenue day(2)	$12,986	N/A
Vessel operating costs per day (3)	$8,355	$7,924
Average number of vessels	91.0	99.0

LR2
TCE per revenue day (2)	$44,551	$30,392
Vessel operating costs per day (3)	$8,832	$8,805
Average number of vessels	35.0	38.0

MR
TCE per revenue day (2)	$32,958	$20,847
Bareboat charter hire rate per revenue day(2)	$12,986	N/A
Vessel operating costs per day (3)	$8,190	$7,383
Average number of vessels	42.0	47.0

Handymax
TCE per revenue day (2)	$34,822	$18,240
Vessel operating costs per day (3)	$7,657	$7,346
Average number of vessels	14.0	14.0

Capital Expenditures
Drydock, scrubber, ballast water treatment system and other vessel related payments (in thousands of U.S. dollars)	$8,128	$24,663

(1)	See Non-IFRS Measures section below.
(2)	Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period. Revenue days are the number of days vessels are part of the fleet less the number of days vessels are off-hire for drydock and repairs.

For bareboat chartered-out vessels, the charterers are responsible for the vessel operating costs.

(3)	Vessel operating costs per day represent vessel operating costs divided by the number of operating days during the period. Operating days are the total number of available days in a period with respect to vessels that are owned, operating under a lease financing arrangement, or bareboat chartered-in, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to vessels that are owned, operating under a lease financing arrangement, or bareboat chartered-in, not time chartered-in vessels.

Fleet list as of May 1, 2026

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
	Owned
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax	N/A
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax	N/A
3	STI Pimlico	2014	38,734	1A	SHTP (1)	Handymax	N/A
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax	N/A
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax	N/A
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax	N/A
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax	N/A
8	STI Battersea	2014	38,734	1A	Time Charter (4)	Handymax	N/A
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax	N/A
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax	N/A
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax	N/A
12	STI Poplar	2014	38,734	1A	SHTP (1)	Handymax	N/A
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax	N/A
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax	N/A
15	STI Duchessa	2014	49,990	—	SMRP (2)	MR	No
16	STI Opera	2014	49,990	—	SMRP (2) (22)	MR	No
17	STI Meraux	2014	49,990	—	SMRP (2)	MR	Yes
18	STI Virtus	2014	49,990	—	SMRP (2)	MR	Yes
19	STI Aqua	2014	49,990	—	SMRP (2) (22)	MR	Yes
20	STI Dama	2014	49,990	—	SMRP (2)	MR	Yes
21	STI Regina	2014	49,990	—	SMRP (2) (22)	MR	Yes
22	STI St. Charles	2014	49,990	—	SMRP (2)	MR	Yes
23	STI Mayfair	2014	49,990	—	SMRP (2)	MR	Yes
24	STI Soho	2014	49,990	—	SMRP (2)	MR	Yes
25	STI Memphis	2014	49,990	—	Time Charter (5)	MR	Yes
26	STI Gramercy	2015	49,990	—	SMRP (2)	MR	Yes
27	STI Bronx	2015	49,990	—	SMRP (2)	MR	Yes
28	STI Pontiac	2015	49,990	—	SMRP (2)	MR	Yes
29	STI Queens	2015	49,990	—	SMRP (2)	MR	Yes
30	STI Osceola	2015	49,990	—	SMRP (2) (22)	MR	Yes
31	STI Notting Hill	2015	49,687	1B	SMRP (2)	MR	Yes
32	STI Westminster	2015	49,687	1B	SMRP (2)	MR	Yes
33	STI Brooklyn	2015	49,990	—	SMRP (2) (22)	MR	Yes
34	STI Black Hawk	2015	49,990	—	SMRP (2) (22)	MR	Yes
35	STI Galata	2017	49,990	—	SMRP (2)	MR	Yes
36	STI Bosphorus	2017	49,990	—	Bareboat Charter (6)	MR	No
37	STI Leblon	2017	49,990	—	SMRP (2)	MR	Yes
38	STI La Boca	2017	49,990	—	SMRP (2)	MR	Yes
39	STI San Telmo	2017	49,990	1B	SMRP (2)	MR	No
40	STI Donald C Trauscht	2017	49,990	1B	SMRP (2)	MR	No
41	STI Esles II	2018	49,990	1B	SMRP (2)	MR	No
42	STI Jardins	2018	49,990	1B	Time Charter (7)	MR	No

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
43	STI Magic	2019	50,000	—	SMRP (2)	MR	Yes
44	STI Mystery	2019	50,000	—	SMRP (2)	MR	Yes
45	STI Marvel	2019	50,000	—	SMRP (2)	MR	Yes
46	STI Magnetic	2019	50,000	—	Time Charter (8)	MR	Yes
47	STI Millennia	2019	50,000	—	SMRP (2)	MR	Yes
48	STI Magister	2019	50,000	—	SMRP (2)	MR	Yes
49	STI Mythic	2019	50,000	—	SMRP (2)	MR	Yes
50	STI Marshall	2019	50,000	—	SMRP (2)	MR	Yes
51	STI Modest	2019	50,000	—	SMRP (2)	MR	Yes
52	STI Maverick	2019	50,000	—	SMRP (2)	MR	Yes
53	STI Miracle	2020	50,000	—	Time Charter (9)	MR	Yes
54	STI Mighty	2020	50,000	—	SMRP (2)	MR	Yes
55	STI Maximus	2020	50,000	—	SMRP (2)	MR	Yes
56	STI Elysees	2014	109,999	—	SLR2P (3)	LR2	Yes
57	STI Madison	2014	109,999	—	SLR2P (3) (22)	LR2	Yes
58	STI Park	2014	109,999	—	SLR2P (3) (22)	LR2	Yes
59	STI Orchard	2014	109,999	—	Time Charter (10)	LR2	Yes
60	STI Sloane	2014	109,999	—	SLR2P (3) (22)	LR2	Yes
61	STI Broadway	2014	109,999	—	SLR2P (3)	LR2	Yes
62	STI Condotti	2014	109,999	—	SLR2P (3)	LR2	Yes
63	STI Rose	2015	109,999	—	Time Charter (11)	LR2	Yes
64	STI Veneto	2015	109,999	—	SLR2P (3)	LR2	Yes
65	STI Alexis	2015	109,999	—	Time Charter (12)	LR2	Yes
66	STI Winnie	2015	109,999	—	SLR2P (3)	LR2	Yes
67	STI Oxford	2015	109,999	—	SLR2P (3)	LR2	Yes
68	STI Lauren	2015	109,999	—	SLR2P (3)	LR2	Yes
69	STI Connaught	2015	109,999	—	SLR2P (3)	LR2	Yes
70	STI Spiga	2015	109,999	—	Time Charter (13)	LR2	Yes
71	STI Lombard	2015	109,999	—	Time Charter (14)	LR2	Yes
72	STI Grace	2016	109,999	—	Time Charter (15)	LR2	Yes
73	STI Jermyn	2016	109,999	—	Time Charter (16)	LR2	Yes
74	STI Sanctity	2016	109,999	—	SLR2P (3)	LR2	Yes
75	STI Solace	2016	109,999	—	SLR2P (3)	LR2	Yes
76	STI Stability	2016	109,999	—	SLR2P (3)	LR2	Yes
77	STI Steadfast	2016	109,999	—	SLR2P (3)	LR2	Yes
78	STI Supreme	2016	109,999	—	SLR2P (3)	LR2	Yes
79	STI Symphony	2016	109,999	—	SLR2P (3)	LR2	Yes
80	STI Guard	2016	113,000	—	Time Charter (17)	LR2	Yes
81	STI Guide	2016	113,000	—	Time Charter (18)	LR2	Yes
82	STI Selatar	2017	109,999	—	SLR2P (3)	LR2	Yes
83	STI Rambla	2017	109,999	—	Time Charter (19)	LR2	Yes
84	STI Gauntlet	2017	113,000	—	Time Charter (20)	LR2	Yes
85	STI Gladiator	2017	113,000	—	Time Charter (18)	LR2	Yes
86	STI Gratitude	2017	113,000	—	Time Charter (21)	LR2	Yes
87	STI Lotus	2019	110,000	—	SLR2P (3)	LR2	Yes

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber

	Total owned DWT		6,126,364

	Newbuildings currently under construction
	Vessel Name	Yard	DWT		Vessel type
88	Hull YZJF2024-001	JNS	49,800		MR	(23)
89	Hull YZJF2024-002	JNS	49,800		MR	(23)
90	Hull YZJF2024-003	JNS	49,800		MR	(23)
91	Hull YZJF2024-004	JNS	49,800		MR	(23)
92	Hull P110K-102	DS	115,000		LR2	(24)
93	Hull P110K-103	DS	115,000		LR2	(24)
94	Hull P110K-104	DS	115,000		LR2	(24)
95	Hull P110K-105	DS	115,000		LR2	(24)
96	Hull 5540	HO	300,000		VLCC	(25)
97	Hull 5541	HO	300,000		VLCC	(25)

	Total newbuilding product tankers DWT		1,259,200

	Total Fleet DWT		7,385,564

(1)	This vessel operates in the Scorpio Handymax Tanker Pool, or SHTP. SHTP is operated by Scorpio Commercial Management S.A.M. (SCM). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in the Scorpio MR Pool, or SMRP. SMRP is operated by SCM. SMRP and SCM are related parties to the Company.
(3)	This vessel operates in the Scorpio LR2 Pool, or SLR2P. SLR2P is operated by SCM. SLR2P and SCM are related parties to the Company.
(4)	This vessel commenced a time charter in April 2025 for two years at a rate of $24,000 per day.
(5)	This vessel commenced a time charter in June 2022 for three years at an average rate of $21,000 per day. The daily rate is the average rate over the three-year period, which is payable during the first six months at $30,000 per day, the next six months are payable at $20,000 per day, and years two and three are payable at $19,000 per day. In July 2025, this time charter was extended for a period of 75 to 120 days at a rate of $21,500 per day commencing in August 2025. In November 2025, this time charter was extended for a period of six months at a rate of $27,500 per day.
(6)
This vessel commenced a bareboat charter-out arrangement in August 2025 at a bareboat rate of $13,150 per day. The vessel is chartered to a third-party joint venture which re-flagged the vessel to the United States in order for it to participate in the U.S. Government’s Tanker Security Program (TSP). The contract will remain in effect until the vessel reaches 20 years of age, which will occur in 2037, subject to annual renewal within the National Defense Authorization Act (“NDAA”).

(7)	This vessel commenced a time charter in October 2024 for three years at a rate of $29,550 per day.
(8)	This vessel commenced a time charter in July 2022 for three years at an average rate of $23,000 per day. The daily rate is the average rate over the three-year period, which is payable in years one, two, and three at $30,000 per day, $20,000 per day, and $19,000 per day, respectively. In July 2025, this time charter was extended for a period of 75 to 120 days at a rate of $21,500 per day commencing in August 2025. In November 2025, this time charter was extended for a period of six months at a rate of $27,500 per day.
(9)	This vessel commenced a time charter in August 2022 for three years at an average rate of $21,000 per day. The daily rate is the average rate over the three-year period, which is payable during the first six months at $30,000 per day, the next six months are payable at $20,000 per day, and years two and three are payable at $19,000 per day. In July 2025, this time charter was extended for a period of 75 to 120 days at a rate of $21,500 per day commencing in August 2025. In November 2025, this time charter was extended for a period of six months at a rate of $27,500 per day.
(10)	This vessel commenced a time charter in August 2025 for five years at a rate of $28,350 per day.
(11)	This vessel commenced a time charter in February 2026 for five years at a rate of $29,000 per day.
(12)	This vessel commenced a time charter in January 2026 for five years at a rate of $29,000 per day.
(13)	This vessel commenced a time charter with a related party in November 2025 for one year at a rate of $35,000 per day.
(14)	This vessel commenced a time charter in March 2026 for five years at a rate of $33,000 per day.
(15)	This vessel commenced a time charter in December 2022 for three years at an average rate of $37,500 per day. The daily rate is the average rate over the three-year period, which is payable during the first six months at $47,000 per day, the next 6 months are payable at $28,000 per day, and years two and three are payable at $37,500 per day. In November 2025, this time charter was extended for a period of one year at a rate of $36,000 per day commencing in December 2025.
(16)	This vessel commenced a time charter in April 2023 for three years at a rate of $40,000 per day. This vessel is expected to be redelivered in May 2026.
(17)	This vessel commenced a time charter in July 2022 for five years at a rate of $28,000 per day.
(18)	This vessel commenced a time charter in July 2022 for three years at an average rate of $28,000 per day. In April 2025, the charterers exercised their option to extend the term of this agreement for an additional year at $31,000 per day commencing in July 2025. The charterers have the option to further extend the term of this agreement for an additional year at $33,000 per day.
(19)	This vessel commenced a time charter in March 2026 for eight years at a rate of $30,500 per day.
(20)	This vessel commenced a time charter in November 2022 for three years at an average rate of $32,750 per day. In November 2025, this time charter was extended for a period of one year at a rate of $36,000 per day.
(21)	This vessel commenced a time charter in May 2022 for three years at an average rate of $28,000 per day. In February 2025, the charterers exercised their option to extend the term of this agreement for an additional year at $31,000 per day commencing in May 2025. The charterers have an additional option to further extend the term of this agreement for an additional year at $33,000 per day.
(22)	The Company has entered into an agreement to sell this vessel which is expected to close in the second quarter of 2026.
(23)	These newbuilding vessels are being constructed at JNS (Jingjiang Nanyang Shipbuilding Co. Ltd.). Two vessels are expected to be delivered in the third and fourth quarters of 2026 and two vessels are expected to be delivered in the first and second quarters of 2027.
(24)	These newbuilding vessels are being constructed at DS (Dalian Shipbuilding Industry Co. Ltd.). Two of the vessels are expected to be delivered in the third quarter of 2027, one is expected to be delivered in the third quarter of 2029 and one is expected to be delivered in the fourth quarter of 2029.
(25)	These newbuilding vessels are being constructed at HO (Hanwha Ocean Co. Ltd.). The vessels are expected to be delivered in the third and fourth quarters of 2028.
Dividend Policy
The declaration and payment of dividends is subject at all times to the discretion of the Company's Board of Directors. The timing and the amount of dividends, if any, depends on the Company's earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.
The Company's dividends paid during 2025 and 2026 were as follows:

Date paid	Dividend per common share
March 2025	$0.40
June 2025	$0.40
August 2025	$0.40
December 2025	$0.42
March 2026	$0.45

On May 4, 2026, the Board of Directors declared a quarterly cash dividend of $0.45 per common share, with a payment date of June 15, 2026 to all shareholders of record as of May 29, 2026 (the record date). As of May 4, 2026, there were 50,417,981 common shares of the Company issued and outstanding.
About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 87 product tankers (32 LR2 tankers, 41 MR tankers and 14 Handymax tankers) with an average age of 10.2 years. The Company has reached agreements to sell six MR product tankers and three LR2 product tankers, which are expected to close in the second quarter of 2026. The Company has also reached agreements for four MR newbuildings that are currently under construction with deliveries expected in 2026 and 2027, four LR2 newbuildings with deliveries expected in 2027 and 2029 and two VLCC newbuildings with deliveries expected in the second half of 2028. Additional information about the Company is available at the Company's website www.scorpiotankers.com. Information on the Company’s website does not constitute a part of and is not incorporated by reference into this press release.

Non-IFRS Measures
Reconciliation of IFRS Financial Information to Non-IFRS Financial Information
This press release describes time charter equivalent revenue, or TCE revenue, adjusted net income or loss, and adjusted EBITDA, which are not measures prepared in accordance with IFRS ("Non-IFRS" measures). The Non-IFRS measures are presented in this press release as we believe that they provide investors and other users of our financial statements, such as our lenders, with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These Non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.
The Company believes that the presentation of TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful to investors or other users of our financial statements, such as our lenders, because they facilitate the comparability and the evaluation of companies in the Company’s industry. In addition, the Company believes that TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful in evaluating its operating performance compared to that of other companies in the Company’s industry. The Company’s definitions of TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA may not be the same as reported by other companies in the shipping industry or other industries.
TCE revenue, on a historical basis, is reconciled above in the section entitled "Explanation of Variances on the First Quarter of 2026 Financial Results Compared to the First Quarter of 2025". The Company has not provided a reconciliation of forward-looking TCE revenue because the most directly comparable IFRS measure on a forward-looking basis is not available to the Company without unreasonable effort.

Reconciliation of Net Income to Adjusted Net Income

	For the three months ended March 31, 2026
		Per share		Per share
In thousands of U.S. dollars except per share data	Amount	basic		diluted
Net income	$216,264	$4.58		$4.32
Adjustments:
Loss on extinguishment of debt and write-off of deferred financing fees	524	0.01		0.01
Gain on sales of vessels	(65,930)	(1.40)		(1.32)
Adjusted net income	$150,858	$3.20	(1)	$3.02	(1)

(1) Summation difference due to rounding

	For the three months ended March 31, 2025
		Per share		Per share
In thousands of U.S. dollars except per share data	Amount	basic		diluted
Net income	$58,213	$1.26		$1.22
Adjustments:
Loss on extinguishment of debt and write-off of deferred financing fees	264	$0.01		$0.01
Fair value gain on financial assets measured at fair value through profit or loss	(9,447)	(0.20)		(0.20)
Adjusted net income	$49,030	$1.06	(1)	$1.03

(1) Summation difference due to rounding

Reconciliation of Net Income to Adjusted EBITDA(1)

	For the three months ended March 31,
In thousands of U.S. dollars	2026	2025
Net Income	$216,264	$58,213
Financial expenses	12,228	19,619
Financial income	(8,093)	(4,523)
Depreciation	41,489	44,671
Equity settled share based compensation expense	18,170	17,075
Gain on sales of vessels	(65,930)	—
Dividend income and fair value gain on financial assets measured at fair value through profit or loss, net	—	(11,353)
Adjusted EBITDA	$214,128	$123,702
(1)    Adjusted EBITDA is calculated by taking Net Income and adding back Financial Expenses (which include interest expense and amortization and write offs of deferred financing fees), Financial Income (which includes interest income), Depreciation, Equity settled share based compensation (which represents the amortization of restricted stock awards), dividends, gains and losses on asset sales, and fair value adjustments on investments measured at fair value.

Forward-Looking Statements

Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, the impact of the current and future sanctions that may impact the transportation of petroleum products, the recent military conflict in Iran which has had a significant direct and indirect impact on the trade of crude oil and refined petroleum products, potential disruption of shipping routes due to accidents or political events, potential liability from pending or future litigation, general domestic and international political conditions, which have and may continue to disrupt certain global shipping routes, vessel breakdowns and instances of off‐hires, and other factors. Please see the Company's filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

Contact Information

Scorpio Tankers Inc.
James Doyle - Head of Corporate Development & Investor Relations
Tel: +1 203-900-0559
Email: investor.relations@scorpiotankers.com